Exhibit 99.67

First Phosphate Receives Conditional Approval for up to $16.7 Million Non-Repayable Contribution from the Government of Canada

Saguenay, Québec--(Newsfile Corp. - March 2, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) has been conditionally approved for a non-repayable contribution agreement for up to C$16.7 million with the Government of Canada through Natural Resources Canada (“NRCan”) under the Global Partnerships Initiative (“GPI”).

This contribution funded by the Government of Canada will be deployed to assess the technical and engineering parameters - including processing circuits and equipment - needed to validate the ability to produce a phosphate concentrate that meets the quality requirements of the lithium iron phosphate (“LFP”) battery market. The work will be conducted based on the parameters established under the contract between First Phosphate and its definitive offtaker.

“Canada and our partners are putting real capital behind the secure and resilient critical mineral supply chains that our economies and defence industries rely on,” said The Honourable Tim Hodgson, Minister of Energy and Natural Resources. “By supporting companies like First Phosphate, we are helping deliver the minerals the world needs and the prosperity and security Canadians deserve.”

“This financial support of the Government of Canada represents an important lever for the continuation of our development work,” stated Armand MacKenzie, President of First Phosphate. “This contribution enables us to carry out detailed work aimed at validating LFP application requirements and the expectations of our offtakers and international partners.”

The development work will help strengthen Canada’s strategic positioning within the LFP battery value chain through the development of domestic capacity to process apatite (phosphate concentrate) into high-purity phosphoric acid (“PPA”) for battery applications.

The project will develop a scalable Canadian process for the production of battery-grade phosphate concentrate, reducing dependence on foreign supply chains.

The activities will contribute to significant economic benefits, including the creation of skilled jobs and the potential establishment of a Canadian phosphoric acid facility supported by local commercial production of phosphate concentrate.

The financial contribution is granted for the completion of a study of the Company’s integrated phosphate concentrate project in Saguenay-Lac-Saint-Jean and covers eligible activities planned through 2028, in accordance with the terms of the agreement. It forms part of an initiative to support industrial collaboration and the integration of Canadian projects into international supply chains for battery materials.

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Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).

About Natural Resources Canada

Natural Resources Canada (“NRCan”) is the federal department responsible for developing policies and programs to ensure the sustainable and responsible development of Canada’s natural resources. Through its initiatives and funding programs, including the International Partnerships Program, NRCan supports projects that contribute to strengthening supply chains, industrial innovation, and Canada’s competitiveness in the critical and strategic minerals sectors.

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For further information, please contact:

Armand MacKenzie

President

armand@firstphosphate.com

Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the execution and final terms of a written contribution agreement to be entered into among the parties and the Company’s compliance with the terms thereof; the funding amount, anticipated benefits, timing, and potential outcomes of the GPI funding award under the contribution agreement with NRCan and the project funded thereby including, but not limited to, the strengthening of Canada’s strategic positioning within the LFP battery value chain, the development of domestic capacity to process apatite into high-purity PPA for battery applications, the development of a scalable Canadian process for the production of battery-grade phosphate concentrate, the reduction of dependence on foreign supply chains, and the contribution to significant economic benefits, including the creation of skilled jobs and the potential establishment of a Canadian phosphoric acid facility; and the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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